Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

February 29, 2008

Dear Bank of Lenawee Checking Account Customer,

Bank of Lenawee will officially join First Federal Bank at the close of business on Friday, March 14th, 2008, pending expected regulatory and shareholder approval. This partnership will directly benefit you in many ways! Our strong commitment to superior customer service, local decision making and community involvement will remain a top priority, and you will soon have access to a wider variety of financial services from 36 locations in southeast Michigan, northwest Ohio and Fort Wayne, Indiana.

ABOUT YOUR CHECKS:
While you may continue to use your current Bank of Lenawee checks after March 14th, we recommend you begin using First Federal Bank checks as soon as possible. To help you make the transition easier, we are enclosing a special coupon for free First Federal Bank checks. You can order 200 standard design single checks or 150 standard design duplicate checks AT NO CHARGE. All you have to do is fill out the form, attach a copy of one of your current Bank of Lenawee deposit slips or a voided check and bring the enclosed coupon to any Bank of Lenawee office or the First Federal Bank offices in Montpelier, Bryan or Wauseon, Ohio. Or, you can use the enclosed postage paid envelope to mail your order. You can place your order before or after the conversion on March 14th. A few special notes:

•	You can continue to use your Bank of Lenawee checks as necessary until September 15, 2008. They will clear your account with no problem until then. Just be sure to take advantage of the free order before the coupon expires on September 15, 2008.
•	It will take 7-10 business days after March 17th for your new supply of checks to arrive, so you will need to plan your order accordingly if you are running low on your Bank of Lenawee checks.
•	The order form includes an option to pick the starting check number, so you can begin your new set of checks where you ended your current Bank of Lenawee checks if you wish.
•	If you order your checks from a different vendor, please be sure to use First Federal Bank’s routing number (the first series of numbers at the bottom of your checks), which is 241270851.

ABOUT TELEPHONE BANKING
The Bank of Lenawee phone banking service will be de-activated on Friday, March 14th at 7:30 p.m. You can begin using the First Federal Bank phone banking service on Monday March 17 after 8:00 a.m. by calling 1-888-511-1077 and following the prompts. You will need to use a new, temporary PIN to access your account the first time you use First Federal’s Bank By Phone. Your temporary PIN will be the last four digits of the primary account holder’s social security number. Once you enter that number, the system will prompt you to change the PIN to something you want to use permanently. Enclosed is a Banking Service By Phone brochure that outlines all the features of our telephone banking service. Be sure to tear out the convenient wallet card for your future use.

If you have never used Bank of Lenawee’s bank by phone service and would like to use First Federal Bank’s service to make transfers over the phone, you will need to go to any branch location after March 17th and sign a Transfer Authorization Form. If you have made bank by phone transfers in the past with Bank of Lenawee, you will not need to fill out a new authorization form.

ABOUT OVERDRAFT PRIVILEGE
Beginning March 17, 2008, one of the new benefits we will automatically provide for you is a special overdraft protection service called Overdraft Privilege for your Checking or Money Market account.

Overdraft Privilege may provide you with a safety net that may protect you if you overdraw your account. It can also save you the unnecessary embarrassment (and additional charges) associated with having a check returned to a merchant. Overdraft Privilege is a non-contractual courtesy and requires no action on your part. You do not have to sign anything and there are no fees other than our standard NSF fee of $31.50 for each item overdrawn. We will notify you if an overdraft occurs. You should not consider or use Overdraft Privilege as a line of credit or as a regular source of funds. It is an account service for which you are charged our standard NSF fee of $31.50. Please refer to the enclosed brochure for the amount of overdraft coverage you may qualify for, and other important information concerning this service. For Bank of Lenawee customers who currently have a checking account tied to an Overdraft Line of Credit, that arrangement will remain in place, and the new Overdraft Privilege service will only be activated if you exceed your Overdraft Line of Credit agreement. First Federal Bank charges a $6.00 transfer fee for each use of an Overdraft Line of Credit.

OTHER IMPORTANT NOTES
•	The Bank of Lenawee offices will be closed for account conversion at 5:00 p.m. on Friday March 14th, will remain closed on Saturday, March 15th and will resume normal office hours on Monday, March 17th as First Federal Bank.
•	Your Bank of Lenawee ATM/debit cards will continue to work until Monday, March 17 at 7:00 a.m. You will be receiving a new debit card and instructions on how to activate it very soon.
•	If you used Online Express banking with Bank of Lenawee, please note that service will be turned off Thursday, March 13th at 7:30 p.m. Online Express Bill Pay will be turned off sooner—March 11th at 5:00 p.m. You will receive specific instructions on how to log on to First Federal Bank’s convenient OnLine Banking and Bill Pay service in the near future.

Thank you for your business and welcome to First Federal Bank! If you have any questions, please call your local branch or 1-877-367-8178 to speak with one of First Federal Bank’s Customer Care Specialists.

Sincerely,

/s/ Jeffrey D. Vereecke

Jeffrey D. Vereecke
Northern Market President
First Federal Bank

Enclosures: Free Checks Coupon and order form, postage paid envelope, phone banking brochure,
Overdraft Privilege brochure

601 Clinton Street • Defiance OH 43512
www.first-fed.com • Phone: 1-800-472-6292 or (419)782-5015
Member FDIC •Equal Housing Lender

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

        First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.